Mr. Rufus Decker

February 11, 2013

Alternative Energy Partners, Inc.

1365 N. Courtenay Parkway

Suite A

Merritt Island, FL 32953

______

PHONE: (321)-452-9091

FAX: (321) 452-9093

February 11, 2013

Mr. Rufus Decker

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:  Form 10-K for the year ended July 31, 2012

Filed December 6, 2012

File No. 0-54325

Dear Mr. Decker:

By letter dated January 31, 2013, you have commented on certain items contained in our Annual Report on Form 10-K for the fiscal year ended July 31, 2012 and requested that we respond to your comments within ten business days of your letter. The specific Staff comments are set forth in order below, followed by the Company's response:

1.

Notes to the Financial Statements, Note 6. Acquisitions, page 29.

On May 30, 2012, you acquired from Élan Energy & Water, Inc. all of the net assets of Clarrix Energy, LLC in exchange for 40 million shares of common stock and 5 million shares of Series A Convertible Preferred Stock.  The preferred shares issued to Élan Energy & Water, Inc. as part of the transaction gives them the right to cast votes equal to 51% of the total vote of all classes of stock. As discussed on page 36, you entered into an acquisition agreement with Élan Energy & Water, Inc. to also acquire Safford Acquisition I, Corp. on October 22, 2012 in exchange for 100 million of your shares of post-reverse split common stock.  Please address the following regarding these transactions:

•

Given that Élan Energy & Water, Inc. acquired 51% of your voting power in the May 31, 2012 transaction, please tell us what consideration you gave as to whether the October 22, 2012 transaction was a reverse merger pursuant to ASC 805-40.  Please explain to us how you determined that you were the accounting acquirer.  Your response should address your consideration of ASC 805-10-25-4 and 25-5 as well as ASC 805-10-55-10 through 55-15.  Please correspondingly address how you determined it was appropriate to record good will as part of this transaction;

RESPONSE: The disclosure on page 36 of the Form 10-K for the fiscal year ended July

Mr. Rufus Decker

February 11, 2013

31, 2012, was a Subsequent Event, announcing the execution of an acquisition agreement to acquire Safford Acquisition I, Corp.  The same disclosure also stated that a 1:100 reverse split would be accomplished as part of the acquisition transaction, and that: “The effective date is the later of 21 days from October 22, 2012 or the date approved by FINRA, which will announce the effective date.”  As of the date of the filing of the Form 10-K, the acquisition of Safford Acquisition I, Corp., as disclosed on page 36, had not yet closed.  Consequently, there was nothing to report in the financial statements included in the Form 10-K regarding the pending acquisition. It should be noted that the Form 10-Q filed for the subsequent quarter ended October 31, 2012 again reported the pending acquisition under Footnote 6, and indicated that the Company expected to close the transaction in January, 2013. In the periodic filing for the quarter in which the acquisition is actually closed, the accounting treatment of the acquisition will be considered, including the potential application of ASC 805-40, ASC 805-10-25-4 and 25-5 as well as ASC 805-10-55-10 through 55-15.

•

Your disclosures on page 37 indicate that you intend to account for the acquisition of Safford Acquisition I, Corp. as a business combination and correspondingly record the acquisition based on the fair value of the common shares issued to Élan Energy & Water, Inc. as part of this transaction. Given at the time of this agreement Élan Energy & Water, Inc. appears to be your majority owner, please help us understand why this would not be treated as a common control transaction.  Refer to ASC 805-50-05-4, ASC 805-50-15-6, and ASC 805-50-30-5; and

RESPONSE:  Since the acquisition had not yet closed as of the filing of the Form 10-K, there was no required financial disclosure of the transaction in the Form 10-K as noted above.  When the acquisition has closed, the financial results of the acquisition will be reported in the   Form 10-Q for the quarter in which the closing takes place, and consideration will be given to whether the transaction should be treated as a common control transaction.

•

Your disclosures indicate that you intend to issue 100 million shares of common stock in the acquisition of Safford Acquisition I, Corp. subsequent to a 100:1 reverse stock split.  As of October 31, 2012, you have 250 million shares of common stock authorized of which 209 million shares were outstanding. Subsequent to the reverse stock split, you will only have 2.5 million shares authorized.  In this regard, it is not clear how you are able to issue 100 million shares of common stock either or a pre- or post-reverse stock split basis.  Please advise.

RESPONSE:  Following the capital reduction under Florida law, which will result in the 1:100 reverse share split, the Company will undertake an amendment of its Articles of Incorporation to increase the authorized common stock to 250 million shares.  We will include a clarification of this step in the amended Form 10-K which we will be filing shortly, to correct the certifications,

Mr. Rufus Decker

February 11, 2013

as noted in the Response below to your comment number 2.

1.

Exhibit 31 and Exhibit 32 – Certifications.

Please file an amendment to your Form 10-K to provide the certifications required by Item 601(b)(31) of Regulation S-K.  The certifications should include the complete introductory sentence to paragraph 4 as well as paragraph 4(b).  In addition, your section 906 certifications should refer to the annual report rather than quarterly report.  The certifications should refer to the Form 10-K/A.  Please refile the Form 10-K in its entirety and ensure that the certifications are currently dated.

We trust that this letter has responded fully to the Staff comments in the letter dated January 31, 2013.  We understand and acknowledge that the Staff may have additional comments to our filings, whether based on this response or on a further review of our most recent filings by the Staff.  We look forward to responding to any additional comments.  In connection with this response to the Staff comments, the Company acknowledges that:

-

The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

-

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Burke

John Burke

Principal Accounting Officer